SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                          For the month of July, 2004

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


                           RYANAIR BEATS BA - AGAIN!

Monday, 5th July 2004 - British Airways traffic statistics for June 2004 again confirm that Ryanair carries more passengers in the UK/Europe market than BA. Ryanair's Head of Communications, Paul Fitzsimmons said:

       "This is the 5th month in a row that Ryanair has carried more passengers than BA in the UK/Europe market.

       "Consumers are voting with their feet, because they know that when it comes to what they really want - lower fares and on-time flights - Ryanair beats BA time and time again"


PASSENGER STATISTICS FOR JUNE 2004


                       RYANAIR        BA              RYANAIR POSITION

PASSENGERS CARRIED      2.27M        2.16M                   1
PASSENGER GROWTH          24%        -1.9%                   1
LOAD FACTOR               81%          74%                   1



Ends.                                                     Monday, 5th July 2004


For further information:

Paul Fitzsimmons - Ryanair     Pauline McAlester - Murray Consultants
Tel: 00 353 1 812 1228         Tel: 00 353 1 4980 300



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date: 05 July 2004

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director